

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 11, 2018

Via E-mail
Merle Ferguson
Chief Executive Officer
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd.
Suite 230
Virginia Beach, Virginia 23454

> **Re:** **BioForce Nanosciences Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed December 19, 2017**
> **File No. 000-51074**

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. Your registration statement will become effective 60 days after you filed it with the Commission. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments.

Business, page 3

1.	Disclose when you "recently changed" your business plan, and how you disposed of the assets and liabilities of your previous businesses. Also reconcile your disclosure with your January 2017 news release that your business focuses on the acquisition of services, productions, and agricultural facilities within the food services sector.

2.	Tell us the status of each of the acquisitions that you mention in your October 18, 2017 press release, including the specific actions you have taken regarding each acquisition since the date of the press release. Also provide us your analysis of whether information regarding the activity mentioned in the press release must be disclosed in this registration statement.

3. Provide us any support you have for your statement on page 3 that your product offerings are unique, and your statement on page 4 regarding more expensive and "perhaps less efficient" results. Also clarify the nature of the standards that your products must meet according to your disclosure on page 4.

4. Provide the disclosure required by Regulation S-K Item 101(h)(4)(xii).

5. Tell us the nature of any intellectual property rights to the product you describe. For example, is the formula protected? Who owns that protection?

6. We note your reference to state and local laws on page 12 and federal and state regulations on page 13. Provide the disclosure required by Regulation S-K Item 101(h)(4)(viii) and (ix). In this regard, it is unclear whether your product requires clearance from the FDA given your statements like on page 3 regarding the effects of the product.

7. We note your disclosure on page 29. Address in this section your dependence on one customer. Also address this issue in your risk factors as appropriate.

We cannot assure you that there will be an active trading market, page 10

8. Provide us support for your statement that your stock is quoted on the OTC Bulletin Board.

It may be difficult for a third party to acquire us, page 10

9. Reconcile the last bullet point of this risk factor with Article IX of exhibit 3.1.

Nine Months – September 30, 2017 and 2016 Statements, page 15

10. Disclose the reasons for the change in revenue. Also, disclose the reasons for the changes in gross margins during the periods presented on pages 15 and 16.

Properties, page 17

11. We note your disclosure that you do not rent or own any property. Clarify how you conduct the disclosed operations without property. In this regard, provide us your analysis demonstrating whether you are a shell company.

Directors and Executive Officers, page 17

12.     Disclose when each identified person became your director and executive officer.   Also tell us about any previous relationships between the identified individuals and the registrant.

Biography, page 18

13.     Clarify what you mean by your disclosure that the identified entities are "public" companies.  We note the Forms 15 filed.  Also, balance your disclosure with information regarding any material delinquent filings of the identified companies, and include any appropriate risk factor.

14.     Provide the disclosure required by the last sentence of Regulation S-K Item 401(e)(1).

15.     Provide the disclosure required by Regulation S-K Item 401(e)(2) regarding directorships held during the past five years.  For example, it is unclear why your disclosure does not address Bravo Multinational Incorporated.

Executive Compensation, page 18

16.     Reconcile your reference to an employment contract on page 18 with your disclosure that you have no employment contracts on page 19.  File contracts as required by Regulation S-K Item 601(b)(10).

Certain Relationships and Related Transactions, page 19

17.     Tell us where the disclosure required by Regulation S-K Item 404 is provided elsewhere in your filing as indicated in the first clause of your disclosure in this section.  For example, it is unclear where you have provided disclosure required by Item 404 regarding the related-person transactions mentioned on page 26.

Shares Eligible for Future Sale, page 21

18.     Disclose the amount of your common equity that could be sold pursuant to Rule 144.

Signatures, page 37

19.     Include the registrant's name on the Signatures page as required by Form 10.

Exhibits

20.     File your agreement that contains the consignment terms mentioned on page 4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc:     Richard W. Jones, Esq.